EMPIRE SHAREHOLDERS APPROVE MERGER WITH ALGONQUIN POWER & UTILITIES CORP.

JOPLIN, MISSOURI and OAKVILLE, ONTARIO - June 16, 2016 - The Empire District Electric Company (Empire) (NYSE:EDE) and Algonquin Power & Utilities Corp. (APUC) (TSX:AQN) announced today that Empire’s shareholders voted to approve the previously announced Agreement and Plan of Merger, dated February 9, 2016, by and among Empire, Liberty Utilities (Central) Co., an indirect subsidiary of APUC (Liberty Central) and Liberty Sub Corp., a subsidiary of Liberty Central.

“Today marks an historic day for The Empire District Electric Company, and I want to thank our shareholders for their support in approving the Agreement and Plan of Merger,” said Empire’s President and CEO Brad Beecher. “We are pleased to have secured shareholder approval in addition to the regulatory approvals from the FERC and state of Oklahoma that we had previously announced. Empire’s management team will continue to work diligently over the next several months as we seek to obtain the remaining necessary regulatory approvals to bring about the closing of the transaction. We continue to expect the transaction to close in the first quarter of 2017.”

Shareholders approved the merger agreement with approximately 95.5 percent of the votes cast at today’s special shareholder meeting voting in favor of the merger proposal. Today’s vote represented approximately 70.8 percent of Empire’s outstanding common stock as of May 2, 2016, the record date for the special shareholder meeting.

Ian Robertson, CEO of APUC added, “Our merger agreement with Empire represents an important step forward in the growth of our regulated utility business, and we too are pleased that the Empire shareholders voted in favour of the transaction today. We look forward to continuing our joint efforts with Empire to move through the remaining regulatory approvals as we work toward the completion of the transaction.”

About The Empire District Electric Company
Based in Joplin, Missouri, The Empire District Electric Company (NYSE: EDE) is an investor-owned, regulated utility providing electricity, natural gas (through its wholly owned subsidiary The Empire District Gas Company), and water service, with approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas. A subsidiary of Empire also provides fiber optic services. For more information regarding Empire, visit www.empiredistrict.com.

About Algonquin Power & Utilities Corp.
APUC is a $5 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 560,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Forward-Looking Statements
This press release contains certain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about beliefs, expectations, estimates, projections, goals, forecasts, assumptions, risks and uncertainties, are forward-looking statements. Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “intends,” “plans,” “anticipates,” “pro forma,” “predicts,” “seeks,” “could,” “would,” “will,” “can,” “continue” or “potential” and the negative of these terms or other comparable or similar terminology or expressions. The forward-looking statements in this presentation include, without limitation, statements relating to Liberty Utilities proposed acquisition of Empire, regulatory approvals, and the completion of the proposed transaction. These statements reflect Empire’s management’s current beliefs and are based on information currently available to Empire management. Forward-looking statements involve significant risk, uncertainties and assumptions. Certain factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements (some of which may prove to be incorrect). Empire cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. Important factors that could cause actual results, performance and achievements to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to the following: (i) the risk that Liberty Utilities or Empire may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; or could otherwise cause the failure of the merger to close; (iii) the risk that a condition to the closing of the proposed transaction may not be satisfied; (iv) the failure to obtain any financing necessary to complete the merger; (v) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that have been or may be instituted against Empire and others relating to the merger agreement; (vi) the receipt of an unsolicited offer from another party to acquire assets or capital stock of Empire that could interfere with the proposed merger; (vii) the timing to consummate the proposed transaction; (viii) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees, regulators or suppliers; (ix) the diversion of management time and attention on the transaction; (x) general worldwide economic conditions and related uncertainties; (xi) the effect and timing of changes in laws or in governmental regulations (including environmental laws and regulations); (xii) the timing and extent of changes in interest rates, commodity prices and demand and market prices for gas and electricity; and (xiii) other factors discussed or referred to in the “Risk Factors” or “Forward Looking Statements” sections of Empire’s most recent Annual Report on Form 10-K and quarterly report on Form 10-Q, each filed with the Securities and Exchange Commission (the SEC) and in subsequently filed Forms 10-Q and 8-K.

Additional risks and uncertainties are discussed in the proxy statement dated May 3, 2016 (as supplemented through the date hereof) and other materials that Empire has filed or will file with the SEC in connection with the proposed transaction. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Each forward-looking statement in this presentation speaks only as of the date of the particular statement. For additional information with respect to certain of the risks or factors, reference should be made to Empire’s filings with the SEC. Except as required by law, Empire disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

INVESTOR RELATIONS Dale Harrington Director of Investor Relations 417-625-4222 dharrington@empiredistrict.com	MEDIA COMMUNICATIONS Julie Maus Director of Corporate Communications 417-625-5101 jmaus@empiredistrict.com
INVESTOR RELATIONS Ian Tharp, CFA Vice President Investor Relations 905-465-6770 Ian.Tharp@APUCorp.com	Amanda Dillon Investor Relations and Communications Specialist 905-465-6748 Amanda.Dillon@APUCorp.com